200 Renaissance Center, Mail Code 482-B12-D21
Detroit, Michigan 48265
(313) 665-0370
August 17, 2007
Mr. Donald A. Walker, Jr.
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street Northeast
Washington, D.C. 20549
Dear Mr. Walker:
This communication is provided in response to your letter dated July 27, 2007, regarding your review of GMAC’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2005, filed with the SEC on March 28, 2006, and our Quarterly Reports on Form 10-Q for the Fiscal Quarters Ended September 30, 2006, June 30, 2006, and March 31, 2006 (File No. 1-03754). Our responses are presented herein, following each of the respective comments communicated in your letter. While we believe we have provided comprehensive responses to your comments, we remain available to discuss any of the responses further at your convenience.
By way of background and as previously discussed, we sold approximately 78% of our equity interest in GMAC Commercial Holding Corp. (CM) on March 23, 2006. Subsequent to the sale, GMAC maintains an approximately 22% equity interest in CM (now known as Capmark Financial Group Inc. or Capmark) and representation on Capmark’s board of directors. However, GMAC no longer controls Capmark from an accounting or management perspective. Therefore, Capmark is no longer consolidated in our financial statements and our remaining interest is accounted for under the equity method of accounting. Responses contained herein related to CM have been developed with input from the current Capmark management team and generally refer to CM processes and accounting during the period in which CM was wholly-owned, unless otherwise noted.
Form 10-K for the Fiscal Year Ended December 31, 2005
Note 16 — Derivative Instruments and Hedging Activities, page 97
1.	On page 3 of your response to the bullet point 3 to comment 1 of our letter dated April 10, 2007, you identify certain hedging relationships that did not satisfy the requirements of SFAS 133 for which you state that, “ResCap unwound the hedge accounting treatment applied during the periods when non-derivatives were used as the primary hedging instrument by releasing cumulative deferred amounts from OCI into the income statement in Q306.” To help us better understand Residential Capital LLC’s accounting for the unwinding of these cash flow hedges of anticipated future issuance of floating rate debt, please tell us the following:

United States Securities and Exchange Commission
Mr. Donald Walker
August 17, 2007

•	Clarify what you mean by “primary hedging instrument”

•	Confirm whether there were any situations involving other or “secondary,” non-derivative instruments where you did not unwind the effects of improperly applying hedge accounting for these hedges; and

•	Confirm, if true, that you released the entire amount deferred in OCI related to these non-derivative hedging instruments in Q306.

Response
The Residential Capital LLC (ResCap) cash flow hedge accounting program you are referencing involved the use of a portfolio of hedging instruments to mitigate exposure to the variability of interest payments in anticipated future forecasted issuances of debt (hedged item). At the inception of the program in November 2003, ResCap’s portfolio of hedging instruments consisted entirely of derivatives. Beginning in August 2004, ResCap began using a significant portion of non-derivative U.S. Treasury instruments as part of its risk management strategy to mitigate its interest rate exposure for such future forecasted issuances of debt. These non-derivative instruments became the majority of the portfolio of hedging instruments or “primary hedging instrument” under this cash flow hedge program in August 2004.

There were no situations involving other or “secondary,” non-derivative instruments where we did not unwind the effects of improperly applying hedge accounting for these hedges.

In Q306, ResCap released the entire amount deferred in OCI related to these non-derivative hedging instruments. The impacts of any out of period amounts have been captured in both the GMAC and ResCap quarterly SAB 99/108 materiality analyses since Q306.
2.	We note your response to comment 5 of our letter dated April 10, 2007, where you indicated that the shortcut method was used in certain circumstances where the trade date of the interest rate swap did not match the similar date for the hedged debt as some debt instruments were hedged after their settlement. We note that the issue of late hedging and the use of the shortcut method was recently discussed by the FASB and is one of the subjects covered in the proposed SFAS 133 DIG Issue E23. We encourage you to monitor the status of this proposed DIG Issue.
Response
We are currently studying proposed SFAS 133 Implementation Issue No. E23, Issues Involving the Application of the Shortcut Method under Paragraph 68, and will continue to monitor its development.
3.	We note your response to comment 8 of our letter dated April 10, 2007. You state in your response that you assess hedge effectiveness on a daily basis through “a daily computation and evaluation of r-squared for each similar asset pool” and on a monthly basis “using r-squared, slope and the F-statistic in line with hedge documentation”. In addition, you state that the daily analyses are considered as other relevant information as permitted by SFAS 133 DIG E7. In light of your daily hedge period, and the fact that you have selected regression to assess effectiveness of these hedging relationships, we are still unclear as to why it is appropriate that you

United States Securities and Exchange Commission
Mr. Donald Walker
August 17, 2007

use only one of the statistical outputs to assess effectiveness on a daily basis and three statistical outputs to assess effectiveness on a monthly basis. In this regard, please address the following:
•	Whether you would have concluded the hedges were highly effective if you had considered the r-squared, slope, and F-Statistic for each of these hedging relationships on a daily basis?

•	Whether, in light of the fact that the software you utilize to calculate the statistical outputs for your hedging relationships can also calculate the slope and F-statistic without any additional information or effort, and the fact that your hedge period is daily, you plan to modify, on a prospective basis, the statistical outputs considered when performing the effectiveness assessment on a daily basis?

Response
Based upon CM’s internal back-testing for the periods 2003 through 2006, we would have concluded that these hedges were highly effective if we had considered the r-squared, slope and F-Statistic for these hedging relationships on a daily basis, consistent with our previous determinations.

In light of the foregoing facts, on a prospective basis, CM has incorporated slope and F-Statistic when assessing hedge effectiveness on a daily basis using their spreadsheet software. Beginning January 1, 2007, CM is performing effectiveness assessments on these hedge relationships using r-squared, slope and F-Statistic on a daily basis.

•	Whether you have historically assessed effectiveness of the fair value hedges of held-for-sale loans at Residential Capital LLC consistent with the process used at Commercial Mortgage. If so, please also address the two bulleted questions above for those relationships.

Response
By way of background and as described in our June 1, 2007 response letter, the reviews performed during the preparation of the June 1, 2007 responses resulted in the identification of a matter related to ResCap’s fair value hedging of loans held for sale. The matter related to whether the historical hedge documentation was sufficiently comprehensive to support our hedge accounting. As described in our June 20, 2007 response letter, we determined the impact of ResCap’s entire program of fair value hedges of held-for-sale loans was not material to GMAC’s or ResCap’s historical financial statements and we discontinued the application of hedge accounting to loans held for sale effective April 1, 2007.

Historically, ResCap’s effectiveness assessment process was not consistent with the process used by CM and therefore the two bulleted questions above are not applicable to ResCap.

United States Securities and Exchange Commission
Mr. Donald Walker
August 17, 2007

4.	During our telephone discussion on July 20, 2007, we noted that the materiality analysis you provided indicated that for periods prior to the adoption of SAB 108 you quantified financial statement misstatements using both the iron curtain and the rollover approaches, but the spreadsheets supporting your analysis appeared to only reflect the rollover approach. In describing the analysis provided, you appeared to indicate that the application of the iron curtain component of your historical methodology differed depending on the timing of error identification and that you continued to apply this methodology upon the adoption of SAB 108. In order to help us understand your historical methodology and to evaluate whether it complies with SAB 108, please address the following:
•	Describe for us the iron curtain component of your historical methodology with particular emphasis on how the timing of error discovery effects error quantification and the adjustment needed to correct the financial statements. Please apply your historical methodology to variations of the first fact pattern provided in SAB 108, which describes a $20 accumulating error, to help illustrate your description; and

•	Tell us whether this methodology for quantifying financial statement misstatements was also followed by Residential Capital LLC.

Response
Prior to the adoption of SAB 108, both GMAC and ResCap consistently applied the rollover approach to both the current and prior quarterly and annual periods. However, our historical applications of an “iron curtain-like” approach were not consistent with SAB 108 in that they were limited to an assessment of the known errors at the time the analysis was prepared for the then current quarter only. We did not look back to prior quarters for the impact of errors that had been unknown at the time that prior quarter was originally assessed. Following our discussion with you, we further reviewed SAB 108, and now recognize our application was inconsistent with the iron curtain methodology as defined within SAB 108. We now believe the proper application of SAB 108 requires us to update our analysis of historical quarters using a “knowing what we know now” view.

To address this, the GMAC and ResCap iron curtain analyses include a look back to prior periods on a prospective basis beginning with the Q207 analyses. We have prepared illustrations of our prior approach and our current approach using the example you requested.

United States Securities and Exchange Commission
Mr. Donald Walker
August 17, 2007

These illustrations are based on the initial fact pattern in SAB 108, a $20/year improper expense accrual that results in an overstated liability of $100 at the end of year 5. The following scenarios illustrate how GMAC would have historically analyzed the error upon identification at the end of year 5 as well as GMAC’s current iron curtain approach.
Scenarios:
1     Error identified, but not corrected at end of Year 5.
2     Error identified and corrected at end of Year 5.
GMAC Historical Method

	Yr1	Yr2	Yr3	Yr4	Yr5

Scenario
1	—	—	—	—	100
2	—	—	—	—	—
GMAC Current Iron Curtain Method

	Yr1	Yr2	Yr3	Yr4	Yr5

Scenario
1	20	40	60	80	100
2	20	40	60	80	—
We have separately provided samples of the analyses both GMAC and ResCap historically prepared as additional supplemental information (GMAC’s Q3 2006 OOPA/SOPA Analysis spreadsheet and ResCap’s Summary of Historical SAB 99 Analysis memo).
5.	We note the analysis of summary of unadjusted difference and out of period adjustments for Residential Capital LLC does not separately identify the impact of out-of-period errors and originating errors on the 2005 and 2006 quarters, but instead shows the combined effect of correcting these two types of errors on both a quarterly and annual basis. Please provide a separate analysis quantifying the effects of originating errors to quarterly metrics and indicate whether such an analysis causes you to change any of your prior conclusions regarding materiality.
Response
We have separately provided an analysis quantifying the effects of originating errors and out of period (or correcting) errors as of December 31, 2006 under the rollover approach for the 2005 and 2006 quarterly periods. This analysis did not cause us to change any of our prior conclusions regarding materiality. The analysis has been provided as additional supplemental information (ResCap’s Rollover Method — Originating vs Correcting Basis spreadsheet).
* * * * *

United States Securities and Exchange Commission
Mr. Donald Walker
August 17, 2007

     In addition to the above responses, following is the statement that you requested.
     The company acknowledges that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate your continued prompt attention and responsiveness to this matter. In the event further information is necessary please feel free to contact us. I can be reached at (313) 656-5300 or you may contact Linda Zukauckas, GMAC’s Controller and Principal Accounting Officer, at (313) 656-5500.
Sincerely,
Sanjiv Khattri
Chief Financial Officer

cc:	Amit Pande
Assistant Chief Accountant, United States Securities and Exchange Commission
Dave Irving
Staff Accountant, United States Securities and Exchange Commission
T.K. Duggan
Chairman, GMAC LLC Audit Committee
Tom Jacob
Chairman, Residential Capital, LLC Audit Committee
Eric Feldstein
Chief Executive Officer, GMAC LLC
Linda Zukauckas
Controller and Principal Accounting Officer, GMAC LLC
Jim Young
Chief Accounting Officer, Residential Capital, LLC
Jim Baio
Chief Financial Officer, Capmark Financial Group Inc.
Paul Kopsky
Controller, Capmark Financial Group Inc.